UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

Commission File Number 000-19932

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIV' INTERNATIONAL, INC.
401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RELIV INTERNATIONAL, INC.
136 Chesterfield Industrial Boulevard
Chesterfield, Missouri 63005

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 17, 2010	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President
of Reliv’ International, Inc., Trustee

Financial Statements and Supplemental Schedule

Reliv International, Inc. 401(k) Plan
Years Ended December 31, 2009 and 2008

Reliv International, Inc. 401(k) Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent
Registered Public Accounting Firm

Plan Trustees
Reliv International, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Reliv International, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri
June 16, 2010

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Reliv International, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Reliv International, Inc. 401(k) Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 19, 2009

Reliv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Cash	$26,515	$32,157
Investments, at fair value:
Mutual funds	6,023,217	4,278,714
Reliv International, Inc. stock	1,664,341	2,119,533
Collective investment trust	1,237,569	1,043,050
Participant notes receivable	192,740	188,538
Total investments	9,117,867	7,629,835

Total assets	9,144,382	7,661,992

Liabilities
Excess contributions payable	2,342	2,953
Total liabilities	2,342	2,953

Net assets reflecting all investments at fair value	9,142,040	7,659,039

Adjustments from fair value to contract value for investment in collective trust relating to fully benefit-responsive investment contracts	(39,160)	(5,174)

Net assets available for benefits	$9,102,880	$7,653,865

See accompanying notes to financial statements.

Reliv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
Additions to net assets attributed to:
Contributions:
Employer	$145,360	$296,815
Participants	635,714	639,436
Rollovers	-	90,029
Total contributions	781,074	1,026,280

Deductions from net assets attributed to:
Withdrawals to participants	109,860	1,197,893
Administrative expenses	19,891	23,668
Total deductions	129,751	1,221,561

Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	559,520	(3,888,542)
Interest and dividends	238,172	298,275
Net investment income (loss)	797,692	(3,590,267)

Net increase (decrease) in net assets available for benefits	1,449,015	(3,785,548)
Net assets available for benefits:
Beginning of year	7,653,865	11,439,413
End of year	$9,102,880	$7,653,865

See accompanying notes to financial statements.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2009 And 2008

1. Description of the Plan

The following description of the Reliv International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2009.

General

The Plan is a defined contribution plan covering all eligible employees of Reliv International, Inc. (the Company) who have completed one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 50% of eligible compensation as defined in the Plan. The Plan provides for discretionary matching contributions. During the year ended December 31, 2008 the Company contributed on behalf of each participant an amount equal to 50% of the first 15% of the participant’s compensation deferral. Effective January 1, 2009, the Company changed its discretionary matching contribution on behalf of each participant to 25% of the first 15% of the participant’s compensation deferrals. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limitations.  Excess contributions of $2,342 relating to Plan year 2009 were payable at December 31, 2009 and were paid in 2010.  Excess contributions of $2,953 relating to Plan year 2008 were payable at December 31, 2008 and were paid in 2009.

Upon enrollment, a participant may direct employee contributions and any allocated Company contributions to any of the Plan’s investment options, which include Company stock, various mutual funds, and a common collective trust.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contributions plus actual earnings thereon is based on years of continuous service, as defined. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting (continued)

Forfeitures arising from non-vested accounts at the time of termination are used to reduce subsequent Company contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and is charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 9.25%, commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions. Terminated employees may pay off the loan in full at time of separation or they may receive a deemed distribution.

Payment of Benefits

On termination of service or attainment of Normal Retirement Age (as defined by the Plan), a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or if applicable to the participant’s account balance, a distribution of Reliv International, Inc. common stock.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value

As of January 1, 2008, the Plan adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurements and Disclosures, as amended.  FASB ASC 820 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements.  The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  The provisions of FASB ASC 820 are effective prospectively for periods beginning January 1, 2008 for financial assets and liabilities. The implementation of the provisions of FASB ASC 820 as of January 1, 2008 did not have a material impact on the Plan’s financial assets and liabilities.

FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:
Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Fair Value (continued)

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs.  In some cases, the fair value estimates cannot be substantiated by comparison to independent markets.  In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset.  Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

Valuation of Investments and Income Recognition

With the exception of participant loans, the Plan’s investments are stated at fair value as determined by Charles Schwab, the Custodian. The shares of the Company’s stock are valued at the closing price as quoted on the NASDAQ Global Select Market for the last business day of the year. Shares in mutual funds are valued at the closing price for the last business day of the year.  Participant loans are valued at amortized cost, which approximates fair value.

The Plan invests in a common collective trust; the Federated Capital Preservation Fund (FCPF).  FCPF invests in fully benefit-responsive investment contracts.  These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The fair value of the Plan’s interest in FCPF is based on information reported by the issuer of the common collective trust at year-end.  The contract value of FCPF represents contributions plus earnings, less participant withdrawals and administrative expenses.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Expenses of the Plan are paid by the Company, except for financial advisory fees and participant loan and loan record-keeping fees, which are charged to the applicable participants.

Forfeitures

Forfeitures of non-vested participant accounts are used to reduce future employer contributions. Forfeited amounts available for future use were $-0- and $1,071 at December 31, 2009 and 2008, respectively. Forfeitures used to offset employer contributions amounted to $13,030 and $24,387 during the years ended December 31, 2009 and 2008, respectively.

3. Investments

All investments are participant directed.

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2009 and 2008 are summarized as follows:

	December 31
	2009	2008
Investments in company stock:
Reliv International, Inc.	$1,664,341	$2,119,533
Mutual funds:
PIMCO Total Return INSTL Class	1,159,672	918,916
Growth Fund of America	1,118,719	977,679
EuroPacific Growth Fund	1,116,505	612,291
Vanguard Windsor II Admiral Shares	637,739	Less than 5%
American Beacon Small Cap Val	396,443	Less than 5%
Collective investment trusts:
Federated Capital Preservation Fund	1,198,409	1,037,876

In 2009, the Plan adopted a new accounting standard which requires the presentation of the fair value hierarchy by major security type as described in the FASB ASC Investments – Debt and Equity Securities Topic. The adoption of this guidance did not have a material effect on the Plan’s financial statements.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2009 and 2008 respectively:

		Fair Value Measurements
		Unadjusted	Signficant
		Quoted Prices	Other	Signficant
	Total	in Active	Observable	Unobservable
	Carrying	Markets	Inputs	Inputs
Description	Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2009:

Mutual funds:
Large cap funds	$2,090,761	$2,090,761	$-	$-
Mid cap funds	597,649	597,649	-	-
Small cap funds	699,795	699,795	-	-
International funds	1,116,505	1,116,505	-	-
Fixed income funds	1,161,190	1,161,190	-	-
Other mutual funds	357,317	357,317	-	-
Total mutual funds	6,023,217	6,023,217	-	-
Reliv International, Inc. stock	1,664,341	1,664,341	-	-
Collective investment trust	1,237,569	-	1,237,569	-
Participant notes receivable	192,740	-	-	192,740
	$9,117,867	$7,687,558	$1,237,569	$192,740

December 31, 2008:

Mutual funds:
Large cap funds	$1,672,749	$1,672,749	$-	$-
Mid cap funds	398,014	398,014	-	-
Small cap funds	432,003	432,003	-	-
International funds	612,291	612,291	-	-
Fixed income funds	918,916	918,916	-	-
Other mutual funds	244,741	244,741	-	-
Total mutual funds	4,278,714	4,278,714	-	-
Reliv International, Inc. stock	2,119,533	2,119,533	-	-
Collective investment trust	1,043,050	-	1,043,050	-
Participant notes receivable	188,538	-	-	188,538
	$7,629,835	$6,398,247	$1,043,050	$188,538

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents the reconciliation for all Level 3 investments, representing participant loans, measured at fair value for the period January 1st to December 31st.

	Level 3 Assets
	2009	2008

Beginning of the year balance	$188,538	$199,029
Principal repayments	(45,689)	(50,295)
Loan withdrawals	59,241	58,425
Deemed distributions	(9,350)	(18,621)
End of the year balance	$192,740	$188,538

During the years ended December 31, 2009 and 2008, the Plan’s investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value
	2009	2008

Mutual funds	$1,144,170	$(2,122,723)
Reliv International, Inc. common stock	(584,650)	(1,765,819)
	$559,520	$(3,888,542)

Total cash dividends related to the Reliv International, Inc. common stock were $34,158 and $46,169 during the years ended December 31, 2009 and 2008, respectively.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Internal Revenue Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements With Form 5500

The following is a reconciliation of the contributions, net assets available for benefits, and participant withdrawals per the financial statements to the related Form 5500.

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$9,102,880	$7,653,865
Excess contributions payable	2,342	2,953
Net assets available for benefits per the Form 5500	$9,105,222	$7,656,818

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements With Form 5500 (continued)

	December 31
	2009	2008

Participant contributions per the financial statements	$635,714	$639,436
Excess contributions	2,342	2,953
Participant contributions per the Form 5500	$638,056	$642,389

	December 31
	2009	2008

Withdrawals to participants per the financial statements	$109,860	$1,197,893
Excess contributions payable at December 31, 2008	2,953	-
Withdrawals to participants and corrective distributions per the Form 5500	$112,813	$1,197,893

Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 37-1172197, Plan No. 002

December 31, 2009

Identity of Issuer	Description of Investment	Current Value

PIMCO Total Return, INSTL Class	107,377.018 shares, mutual fund	$1,159,672
American Beacon Small Cap Val	25,027.981 shares, mutual fund	396,443
CRM Mid Cap Value Fund	9,646.753 shares, mutual fund	234,030
Growth Fund of America – R6	40,933.726 shares, mutual fund	1,118,719
Turner Midcap Growth Fund	13,117.583 shares, mutual fund	363,619
EuroPacific Growth Fund – R6	29,121.159 shares, mutual fund	1,116,505
Black Rock Sm Cap Growth Equity	15,548.546 shares, mutual fund	303,352
Schwab S&P 500 Index – Select S	19,279.266 shares, mutual fund	334,303
ING Global Real Estate Fund	24,356.969 shares, mutual fund	357,317
Vanguard Windsor II Admiral Shs.	15,173.413 shares, mutual fund	637,739
Vanguard Inflation Protected SEC	120.970 shares mutual fund	1,518
Federated Capital Preservation Fund	119,840.931 units, collective investment trust	1,198,409
Reliv International, Inc.*	507,421 shares of Company stock	1,664,341
Various participants*	Participant loans, interest rates of 4.25% to 9.25%, maturing between 2010 and 2039	192,740

		$9,078,707

*Represents a party-in-interest.

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – RubinBrown LLP
23.2	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP